UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

Rockwell Medical, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
774374300
(CUSIP Number)
December 31, 2022
(Date of Event Which Requires Filing of this Statement)
Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)
☑	Rule 13d-1(c)
☐	Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 6 Pages

SCHEDULE 13G

CUSIP: 774374300	Page 2 of 6 Pages

1.	Names of Reporting Persons DaVita Inc.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 1,278,173*
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,278,173*
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,278,173*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 9.9%*
12.	Type of Reporting Person (See Instructions) CO, HC

* See Item 4(a).

SCHEDULE 13G

CUSIP: 774374300	Page 3 of 6 Pages

Item 1(a)	Name of Issuer Rockwell Medical, Inc. (the “Issuer”)

Item 1(b)	Address of the Issuer’s Principal Executive Offices 30142 S. Wixom Road Wixom, MI 48393

Item 2(a)	Names of Persons Filing DaVita Inc. (the “Reporting Person”)
Item 2(b)	Address of the Principal Business Office, or if none, Residence 2000 16th Street Denver, CO 80202

Item 2(c)	Citizenship Delaware

Item 2(d)	Title of Class of Securities Common Stock, par value $0.0001 per share (“Common Stock”)

Item 2(e)	CUSIP Number 774374300

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4	Ownership

SCHEDULE 13G

CUSIP: 774374300	Page 4 of 6 Pages

Item 4(a)
Amount Beneficially Owned:
As of the date hereof, the Reporting Person may be deemed the beneficial owner of 1,278,173 shares of Common Stock.
On April 6, 2022, the Reporting Person entered into a Securities Purchase Agreement with the Issuer pursuant to which the Reporting Person (i) purchased 7,500 shares of Series X Preferred Stock at a price of $1,000 per share, and (ii) agreed to purchase an additional 7,500 shares of Series X Preferred Stock at a price of $1,000 per share if the Issuer raises additional capital by an outside date (the “Second Tranche”). On June 2, 2022, the Issuer met the conditions for the Second Tranche and as a result, on June 16, 2022 the Reporting Person purchased the additional 7,500 shares of the Series X Preferred Stock at a price of $1,000 per share. The Series X Preferred Stock has an initial conversion rate of 1,000 shares of Common Stock per share of Series X Preferred Stock, subject to adjustment as set forth in the Certificate of Designation. On May 9, 2022, the Issuer’s Board of Directors approved the implementation of a reverse stock split as a ratio of one-for-eleven shares, which became effective on May 13, 2022. As a result, each share of Series X Preferred Stock would convert into approximately 91 shares of common stock. Based on this conversion rate, the 15,000 shares of the Series X Preferred Stock held by the Reporting Person represent 1,365,000 shares of Common Stock. However, the Certificate of Designation for the Series X Preferred Stock provides that the Reporting Person shall not have the right to convert any portion of the Series X Preferred Stock to the extent that, after giving effect to an attempted conversion, the Reporting Person, together with its affiliates and any persons acting as a “group” with the Reporting Person, exceeds 9.9% (the “Blocker”). Accordingly, the amount of shares of Common Stock that the Reporting Person has the right to acquire upon conversion of the Series X Preferred Stock is limited by the Blocker to 1,278,173 shares of Common Stock, based on the 11,632,673 shares of Common Stock reported as outstanding as of November 11, 2022 in the Issuer’s quarterly report on Form 10-Q, filed on November 14, 2022, plus the number of shares issuable to the Reporting Person upon conversion of the Series X Preferred Stock held by the Reporting Person under the Blocker, which shares have been added to the total Common Stock outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

Item 4(b)
Percent of Class:

As of the date hereof, the Reporting Person may be deemed the beneficial owner of approximately 9.9% of the shares of Common Stock outstanding. The percentage set forth herein is calculated based on the sum of (i) 11,632,673 shares of Common Stock outstanding as of November 11, 2022, based on the Issuer’s quarterly report on Form 10-Q, filed on November 14, 2022, and (ii) the number of shares issuable to the Reporting Person upon conversion of the Series X Preferred Stock held by the Reporting Person under the Blocker, which shares have been added to the total Common Stock outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

Item 4(c)
Number of Shares as to which such person has:

(i) Sole power to vote or direct the vote: 1,278,173*

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or direct the disposition of: 1,278,173*

(iv) Shared power to dispose or direct the disposition of: 0

*See Item 4(a)

SCHEDULE 13G

CUSIP: 774374300	Page 5 of 6 Pages

Item 5	Ownership of Five Percent or Less of a Class Not Applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person Not Applicable.

Item 8	Identification and Classification of Members of the Group Not Applicable.

Item 9	Notice of Dissolution of Group Not Applicable.

Item 10
Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SCHEDULE 13G

CUSIP: 774374300	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2023

DAVITA INC.

By:	/s/ Stephanie N. Berberich
Name:	Stephanie N. Berberich
Title:	Assistant Secretary